UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CHRGR Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> New York
>
> *Date of organization*
> April 18, 2006

Physical address of issuer
142 West 57th St, 7th Fl, New York, NY 10019

Website of issuer
www.chrgr.co

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$709,816	$166,892.00
Cash & Cash Equivalents	$663,601	$10,462.00
Accounts Receivable	$46,215	$71,564.00
Short-term Debt	$91,790	$103,773.00
Long-term Debt	$1,658,159	$566,819.00
Revenues/Sales	$700,638	$648,658.00
Cost of Goods Sold	$698,343	$377,685.00
Taxes Paid	$0.00	$0.00
Net Income	-$473,347	-$185,076.00

April 28, 2020

FORM C-AR

CHRGR Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CHRGR Inc., a New York Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.chrgr.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

JMM04 Inc. (the "Company") is a New York Corporation, formed on April 18, 2006. The Company was formerly known as JMM04, Inc. The Company is currently conducting business under the name of CHRGR.

The Company is located at 142 West 57th St, 7th Fl, New York, NY 10019.

The Company's website is www.chrgr.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

The company distributes brand-sponsored, card-sized phone chargers through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android. It is yours to keep, to recharge and reuse again.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on third-party suppliers for the materials used in the manufacturing of our products.
In 2019, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: SunJoy

Service: product manufacturing

% of such service: 60

Supplier or Description: SureSource

Service: product manufacturing

% of such service: 40

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The company has faced disruption to it's core business due to the broader COVID-19 crisis.

Although the company remains confident that we can leverage existing supply chains, customer base, and a broad network of contractors and resources to bring new products, services, and business models to market, this carries with it the inherent risks of disruption and innovation in a challenging market dynamic.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The company distributes brand-sponsored, card-sized phone chargers through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android. It is yours to keep, to recharge and reuse again.

Business Plan

With the constant connectivity of mobile phones, the need for back-up power sources has long been a pervasive problem for consumers. The ecosystem has responded with a range of solutions. Of these, one has emerged as being the most consumer-friendly AND sustainably profitable: CHRGR. In 2020 the number of mobile phone users is expected to pass 5 billion by 2020, and then up to 12 billion in 2022. CHRGR gives end users what they want - a battery to take home - where and when they need it most. Brands can pay for the battery - provide content and acquire new customers to drive sales revenue. Moreover, we value our network of lifestyle venues that we've built, and we think networks are an important piece of the Company's future. In the short-term we are investing in R&D towards new products that are both updates to our existing charging portfolio, and tangentially related products that are relevant to our customers. The Company is also investing in research towards building digital products that will enable it to plug existing clients, and others, into other media networks. We view this as critical to the future of the business.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CHRGR	card-sized phone charger	B2B; Financial, Events, Publishing, Marketing

CHRGR UV-C Sanitizer and Wireless Charger charges and sanitizes your cellphone and other household items. We are currently exploring both B2B and B2C channels. Yes, some of the proceeds of the offering will be used to introduce this product and are currently in market. We are exploring the possibility of introducing a stationary charging unit that charges multiple phones at one time, as well as a portable, rental charging unit that is dispensed from a "vending machine". Both of these projects were put on hold because of Covid-19, though proceeds from the offering were used to research, test and explore the market and product.

The company distributes chargers through thousands of lifestyle venues nationwide, as well as directly to B2B customers for their events and marketing programs.

Competition

The Company's primary competitors are GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Additionally, for the new UV-C product, PhoneSoap and Casetify.

We have a number of competitors. There are a number of companies that provide various phone charging solutions such as charging stations, tethered charging, battery rental or wireless charging. These companies include: GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Although we solely focus on distributing ad paid free-to-keep units with no barriers to charge (such as tethering), our competitions may be able to offer a better charging product at a lower price and obtain a larger catalog of advertising clients. Our business model is primarily dependent on generating more advertising revenue than what we pay to develop and produce our chargers. Due to scale economies in advertising sales, phone charging device competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

Supply Chain and Customer Base

The delivery and quality of the company's primary product is dependent on our Sourcing and Logistics Partner SureSource, who operates in China. The company's primary product is manufactured by a few principal manufacturers in China, who are sourced and managed by SureSource. While we provide the technologies and design for the product, we rely on third parties to design and manufacture the products to meet our clients' needs. If the current manufacturers encounter difficulties, we may be required to find another supplier, though there are a number of other potential suppliers. Sure Source represents CHRGR's interests efficiently in China, and provides us the ability to source different products as necessary. For raw products

and (some printing), we also use SunJoy, which is a domestic (US) company similar to SureSource. They are reliable, have a wide variety of products, and allow CHRGR to turn around orders more quickly. Additionally, they also have printing capacity, which allows CHRGR to brand products for our customers, and offsets Decorative Services (see below). Additionally, we are also bolstered by Decorative Services in California, who provide warehouse, printing, packing, and shipping services for CHRGR.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
SureSource	Product Sourcing, manufacturing (through 3rd parties), and logistics	40.0%
Decorative Services	Printing, storage, packing, shipping	75.0%
SunJoy	Product Sourcing, manufacturing (through 3rd parties), and delivery	60.0%

The Company's current customers range from later-stage startups, SME's, to large corporates. The company is currently industry agnostic and has customers spread over a range of industries. The top 5 industries are financial, apparel, events, transportation, and marketing agencies

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,934,501	IC035: Advertising Services	CHRGR	September 22, 2019	December 10, 2019	United States

Governmental/Regulatory Approval and Compliance

Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. We currently have our product manufactured in China, although we have US suppliers (SunJoy), they also source their manufacturing from China. The current US Administration has re-negotiated trade deals and imposed tariffs on foreign countries, including

China. We may incur additional expenses if we are forced to base any part of our manufacturing in the United States. Additionally, the tariff has increased the cost of shipping products to the US, and therefore the final selling price of our products, which may challenge competitiveness.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 142 West 57th St, 7th Fl, New York, NY 10019

The Company conducts business in NY and does business or ships product to all 50 states in the U.S.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
John Mullin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder/CEO, 03/19/15-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder/CEO, 03/19/15-Present

Education
Temple University, BA Communications

  John Mullin is a digital and social media expert with an extensive background in B2C, B2B, fashion, trend, lifestyle, music and entertainment marketing. He credits his executive producer role at R/GA Interactive from 2009 to 2014 leading Nike Basketball, and producing projects for Samsung, Mastercard, A&E and a roster of other high profile accounts as a tent pole for his digital experience.

Prior to R/GA, John worked at a number of experiential and OOH agencies including Kinetic Worldwide from 2006 to 2008 and began his career in New York working for Rocawear from 2003 to 2005 and Rocafella Records from 2003 to 2005 where he led marketing efforts for

Kanye West's debut album College Dropout.

Prior to founding CHRGR he produced the marketing launch of Beats Music, from 2013 to 2014, later acquired by Apple, and led the creative services team for Twitter Global Business Marketing from 2014 to 2015.

Name
Lucas Hearl

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder/CCO, 03/19/15-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Google; Freelance Creative Designer 06/16-Present

Education
East Tennessee University, Bachelor's Degree: Digital Media | Motion Graphics | 3D

Lucas Hearl is a creative with an obsession for motion, film, 3D, design and typography. Bridging his knowledge of design and technology, he has delivered creative executions for companies such as: Google, from 2014 to 2016 Nike from 2009 to 2011, JetBlue from 2012 to 2013, Nokia

from 2008 to 2009, MasterCard from 2008 to 2009, L'oreal Paris from 2010 to 2011, Coke from 2011 to 2012 and Prudential from 2013 to 2014.

His career background includes Google Creative Labs, from 2014 to 2016 R/GA Interactive from 2008 to 2011 and Droga 5 from 2013 to 2014.

Prior to founding CHRGR he has produced a myriad of films, sites, apps and VR experiences that have won awards, many helping shape the current digital landscape and crossroads of advertising.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Evan Madden-Peister

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Strategy Operations and Finance Manager, 10/17-12/18
COO, 09/19-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CHRGR: Strategy and Operations Manager, 10/17-12/18
Starta Ventures: Strategy Coach and Advisor, 09/18-Present
13 Ventures/Venture Box: Venture Partner, 04/18-Present
MP: Consulting: Freelance Strategist, 03/15-Present

Education
University of Rochester, BA: History
ESADE Business School: MBA: Innovation and Entrepreneurship

Name
David Chapman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
EVP, 03/15/16-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
EVP, 03/15/16-Present
Instacart; Logistics 02/15-03/16

Education
College of Charleston, 1998-2002

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in New York, USA and Texas, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	473,161
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Convertible Notes in an amount of $473,161; 5% Interest Rate; Conversion Trigger $1 million Qualified Financing or Corporate Transaction (change of control); 20% Discount Rate; $4 million Valuation Cap. The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,070,000
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	SAFEs in an amount of $1,070,000; no Interest Rate; Conversion Trigger $1 million Qualified Financing or Corporate Transaction (change of control); 10% Discount Rate; $8 million Valuation Cap.

The Company has the following debt outstanding:

Type of debt	Convertible Note
Name of creditor	SI Securities
Amount outstanding	473,161
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	None
Other material terms	Conversion Trigger $1 million Qualified Financing or Corporate Transaction (change of control); 20% Discount Rate; $4 million Valuation Cap

Type of debt	Crowd SAFE
Name of creditor	Open Deal Portal LLC, DBA Republic
Amount outstanding	1,070,000
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	None
Other material terms	Conversion Trigger $1 million Qualified Financing or Corporate Transaction (change

		of control); 10% Discount Rate; $8 million Valuation Cap

The total amount of outstanding debt of the company is $1,658,159.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	12,825	$0.00	N/A	November 27, 2017	Section 4(a)(2)
Common Stock	23,171	$0.00	N/A	January 1, 2020	Section 4(a)(2)
Common Stock	4,634	$0.00	N/A	February 4, 2020	Section 4(a)(2)
Common Stock	299,026	$30.10	N/A	March 24th, 2017	Section 4(a)(2)
Common Stock	128,000	$12.90	N/A	March 24th, 2017	Section 4(a)(2)
Convertible Note	N/A	$473,161	Operations, Team, Sales +Marketing	September 23rd, 2017	Regulation CF
Crowd SAFE	N/A	$1,070,000	Operations, Sales +Marketing, Innovation + New Product + Scale	December 31st, 2019	Regulation CF

Ownership

A majority of the company is owned by John Mullin. The remainder is divided between a mix of sweat equity holders and advisors (Lucas Hearl, Steve Bochinfuso, Evan Madden-Peister, David Chapman, Craig Kornblau), minority financial investors (Nick Greto), and held in reserve for conversion of Convertible Notes and Crowd SAFEs.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
John Mullin	56.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$709,816	-$468,160.00	$0.00

Operations

The Company completed its second round of crowd funding round on 12/31/19. Following the Offering, we should have enough liquidity to execute our business plan until March 30, 2021. Our significant challenges are developing and marketing a viable product in a competitive environment, navigating the roadblocks of in-venue marketing/advertising/media solutions in the current COVID-19 environment, and bringing short-term product solutions to market to bring in revenue while the legacy business model is on pause because of the crisis. However, we are confident in our ability to make significant progress with new products, and leveraging our existing supply chain to procure products that are newly in high-demand in the market. We view this as a strong pathway to future innovations in the business model.

The Company does not intend to achieve profitability in the next 12-16 months, but instead will focus on reducing cash burn and developing additional products and services for to expand the long-term value of the business. We expect to achieve this by: Reducing extraneous costs related to operations; Reducing marketing spend to $3000-$5000/month for the next 4-6 months; Reducing salary expenses by 3-4%; Investing in short-term sales of new products through existing B2B channels, and through new B2C channels; Investing in lean innovations to the business model as it relates to tracing consumer behavior, attribution and acquisition from the digital world to the physical world.

Liquidity and Capital Resources

On September 23, 2017 the Company conducted an offering pursuant to Regulation CF and raised $473,471.

On December 31, 2019 the Company conducted an offering pursuant to Regulation CF and raised $1,070,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Mullin
(Signature)

John Mullin
(Name)

CEO / Co-founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/John Mullin
(Signature)

John Mullin
(Name)

CEO / Co-founder
(Title)

4/28/20
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, John Mullin, being the CEO of JMM04 Inc., a Delaware Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ John Mullin
(Signature)

John Mullin   John Mullin
                     (Name)

                     CEO
                     (Title)

                     4/28/20
                     (Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

CHRGR, Inc.
A New York Corporation

Financial Statements (Unaudited)
December 31, 2019 and 2018

CHRGR, Inc.

TABLE OF CONTENTS

	Page
Financial Statements (unaudited) as of December 31, 2019 and 2018 and for the years then ended:	

CHRGR, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 663,601	$ 10,462
Accounts receivable	46,215	71,564
Inventory	-	21,780
Total Current Assets	709,816	103,806
Non-Current Assets:		
Related party loan receivable	63,086	63,086
Total Non-Current Assets	63,086	63,086
TOTAL ASSETS	$ 772,902	$ 166,892
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 9,135	$ 39,382
Accrued expenses	1,236	1,351
Accrued interest payable	71,419	42,078
Convertible notes payable, current portion	10,000	10,000
Revenue financing arrangement	-	10,962
Total Current Liabilities	91,790	103,773
Long-Term Liabilities:		
Convertible notes payable, net of current portion	70,000	70,000
Crowd note agreements liability	496,819	496,819
SAFE agreements	1,091,340	-
Total Long-Term Liabilities	1,658,159	566,819
Total Liabilities	1,749,949	670,592
Stockholders' Equity (Deficit):		
Common Stock, $0.0001 par, 1,000,000 shares authorized, 460,751 and 460,751 shares issued and outstanding, 460,751 and 442,958 vested as of December 31, 2019 and 2018, respectively.	46	46
Additional paid-in capital	53,585	53,585
Stock subscription receivable	(44)	(44)
Accumulated deficit	(1,030,634)	(557,287)
Total Stockholders' Equity/(Deficit)	(977,047)	(503,700)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/ (DEFICIT)	$ 772,902	$ 166,892

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

CHRGR, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ 700,638	$ 648,658
Costs of net revenues	(698,343)	(377,685)
Gross profit	2,295	270,973
Operating Expenses:		
General & administrative	236,556	341,875
Sales & marketing	80,928	82,552
Total Operating Expenses	317,484	424,427
Loss from operations	(315,189)	(153,454)
Other Income/(Expense):		
Offering costs	(119,540)	-
Interest expense	(39,689)	(31,622)
Interest income	1,071	-
Total Other Income/(Expense)	(158,158)	(31,622)
Provision for income taxes	-	-
Net Loss	$ (473,347)	$ (185,076)

CHRGR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2019 and 2018

| | Common Stock | | Additional | Stock Subscription | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Paid-In Capital	Receivable	Deficit	Equity/(Deficit)
Balance at December 31, 2017	460,751	$ 46	$ 53,585	$ (44)	$ (372,211)	$ (318,624)
Net loss	-	-	-	-	(185,076)	(185,076)
Balance at December 31, 2018	460,751	$ 46	$ 53,585	$ (44)	$ (557,287)	$ (503,700)
Net loss	-	-	-	-	(473,347)	(473,347)
Balance at December 31, 2019	460,751	$ 46	$ 53,585	$ (44)	$ (1,030,634)	$ (977,047)

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

-3-

CHRGR, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years then ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (473,347)	$ (185,076)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization of issuance costs	119,540	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	25,349	(19,674)
(Increase)/Decrease in inventory	21,780	(16,780)
Increase/(Decrease) in accrued interest payable	29,341	29,341
Increase/(Decrease) in accounts payable	(30,247)	39,382
Increase/(Decrease) in accrued expenses	(115)	(1,482)
Net Cash Used In Operating Activities	(307,699)	(154,289)
Cash Flows From Investing Activities		
Advances to related party	-	(677)
Net Cash Used In Investing Activities	-	(677)
Cash Flows From Financing Activities		
Proceeds from issuance of revenue financing arrangement	-	16,200
Repayments on revenue financing arrangement	(10,962)	(5,238)
Proceeds from issuance of SAFE agreements	1,069,942	-
Offering costs	(98,142)	-
Net Cash Provided By Financing Activities	960,838	10,962
Net Change In Cash	653,139	(144,004)
Cash at Beginning of Period	10,462	154,466
Cash at End of Period	$ 663,601	$ 10,462
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 10,348	$ 2,281
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
SAFE agreements issued as broker compensation	$ 21,398	$ -

CHRGR, INC.
NOTES TO FINANCIALS STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

CHRGR, Inc. (the "Company"), is a corporation organized April 18, 2006 under the laws of New York. The Company was incorporated as JMM04, Inc, and subsequently changed its name to CHRGR, Inc. The Company sells and distributes card sized phone chargers through online sales and lifestyle venues nationwide and serves as an advertising medium providing brand-sponsored mobile battery power.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, there were uninsured cash deposits totaling $287,373.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, the Company carried receivables of $46,215 and $71,564, respectively, and no allowances.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $0 and $21,780 as of December 31, 2019 and 2018, respectively, consisted of finished goods held for sale. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheets.

Revenue Recognition

The Company recognizes revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable.

Costs of Net Revenues

Costs of net revenues include the cost of manufacturing and shipping expense.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

In 2018, the Company's S-Corp status was revoked and is now taxed as a corporation. The Company estimates it will have net operating loss carryforwards of $649,883 and $181,159 as of December 31, 2019 and 2018, respectively. The Company pays federal and New York income taxes at a combined effective rate of approximately 26% and has used this effective rate to derive net deferred tax assets of $169,847 and $47,346 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $473,347 and $185,076 for the years ended December 31, 2019 and 2018, respectively, has negative cash flows from operations and has an accumulated deficit of $1,030,634 as of December 31, 2019. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability

to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CROWD NOTES

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $473,161. The carrying amounts of the notes is $496,819 due to $23,658 of broker compensation paid through issuance of Crowd Notes. The Crowd Note agreements bear interest at 5% and have no maturity date. $24,841 and $24,841 of interest expense were recognized during the years ended December 31, 2019 and 2018, respectively, and $57,988 and $33,147 remained unpaid and accrued as of December 31, 2019 and 2018, respectively.

The Crowd Note agreements convertible into shares of the Company's preferred stock upon a qualified equity financing. The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

As of December 31, 2019, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 5: CONVERTIBLE NOTES PAYABLE

<u>2017 Issuances – Related Party</u>

During the year ended December 31, 2017, the Company entered into a convertible note agreement in exchange for cash investments totaling $70,000. The convertible note has no maturity date and bears interest at 5%. $3,500 and $3,500 of interest expense was recognized during the years ended December 31, 2019 and 2018, respectively, and $9,848 and $6,348 remained unpaid and accrued as of December 31, 2019 and 2018, respectively.

The convertible note entered into becomes convertible into shares of the Company's preferred stock. The number of shares the convertible note agreement is convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity

financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

<u>2016 Issuances</u>

In June 2016, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears interest at 10% and matures after a one-year term in June 2017 (in default as of December 31, 2019 and 2018). No principal or interest payments was due prior to maturity, and prepayment is not allowed without the noteholder's consent. $1,000 and $1,000 of interest expense was recognized during the years ended December 31, 2019 and 2018, respectively, and $3,583 and $2,583 remained unpaid and accrued as of December 31, 2019 and 2018 respectively. The note is secured by all assets of the Company.

Upon the next qualified equity financing of at least $1,000,000 (as further defined in the agreement) the noteholder can elect to either receive cash repayment of the then outstanding principal and accrued interest, or, require the Company to repay 50% of the then outstanding principal balance and convert 50% of the then outstanding principal balance, along with accrued and unpaid interest, into the equity securities issued in the triggering financing at a conversion price equal to the price per share implied by a $1,000,000 pre-money valuation on the Company's fully diluted capitalization.

If the note has not converted at the maturity date, then 50% of the then outstanding principal is due and payable and 50% of the then outstanding principal automatically converts into the number of shares of common stock to provide the note holder with 0.5% of the Company's then outstanding common stock. The noteholder can also elect to convert the cash portion, in lieu of cash payment, into the number of shares of common stock to provide the note holder with an additional 0.1% of the Company's then outstanding common stock. The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features.

As of December 31, 2019, the convertible promissory notes had not been converted and remained outstanding in the full principal amount. As the notes were not paid at maturity, they are in default and the Company is subject to certain risks and uncertainties related to this default as the loan is secured by all assets of the Company.

NOTE 6: SAFE AGREEMENTS

During the year ended December 31, 2019, the Company entered into simple agreements for future equity (SAFE Agreement) with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $1,069,942. The carrying amounts of the notes is $1,091,340 due to $21,398 of broker compensation paid through issuance of SAFE agreements. Additional cash issuance commissions and fees related to this offering totaled $98,142 and were expensed to the period as offering costs in the statements of operations as a maturity date was not estimable. The SAFE agreements entitle the holder to convert the SAFE agreements into the Company's CF Shadow Series Securities. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $1,091,340 (the "Purchase Amount") into the Company's CF Shadow Series Securities if and upon a qualified equity financing event, which is generally defined as a

CHRGR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the years then ended

transaction or series of transactions involving the issuance of the Company's CF Shadow Series Securities at a fixed pre-money valuation. The number of CF Shadow Series Securities the SAFE agreements convert into is the Purchase Amount divided by the price per share determined by the lesser of: a) $8,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 10% discount to the lowest price per share in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: a) cash of the Purchase Amount; b) the number of shares of common stock determined by the share pricing derived by dividing a $8,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

In the event of a dissolution, after satisfying payments to debtors and senior preferred holders, any remaining net assets are to be distributed to SAFE holders ratably up to the Purchase Amounts.

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

As of December 31, 2019, $1,091,340 of SAFE agreements were outstanding.

NOTE 7: REVENUE FINANCING ARRANGEMENT

On October 15, 2018, the Company entered into a 6-month term loan agreement with Kabbage in the amount of $16,200, bearing interest at 56.44% per annum, with a required monthly principal and interest payment of $3,105. Interest expense totaled $0 and $2,281 for the years ended December 31, 2019 and 2018, respectively. The balance due as of December 31, 2019 and 2018 was $0 and $10,962.

NOTE 8: STOCKHOLDERS' EQUITY (DEFICIT)

The Company authorized 1,000,000 shares of common stock at $0.0001 par value. As of each December 31, 2019 and 2018, 460,751 shares of common stock were issued and outstanding.

In March 2017, the Company issued a total of 427,026 shares of common stock to its two co-founders at a price of $0.0001 per share, resulting in proceeds of $43. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest monthly at 1/48 of the total shares for 48 months, commencing March 1, 2015. 0 and 17,793 of these shares were unvested as of December 31, 2019 and 2018, respectively. The Company determined the grant date fair value of these issuances was trivial and therefore has not recognized stock compensation expense.

In November 2017, the Company entered into an equity interest grant agreement with an advisor, resulting in the issuance of 12,825 shares of common stock. The Company determined the fair value of this issuance was trivial and therefore has not recognized stock compensation expense.

NOTE 9: RELATED PARTIES

During 2018 and 2019, the Company lent funds to the CEO under an informal arrangement. The amount due to the Company from the CEO as of December 31, 2019 and 2018 was $63,086 and $63,086, respectively. The balance bears no interest and is considered payable on demand.

During the year ended December 31, 2017, the Company entered into a convertible note agreement in exchange for cash investments totaling $60,000 with the Company's CEO. This amount is included in the 2017 issuances discussed in Note 5.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.